UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-19620

CUSIP NUMBER 02365V 10 6

(Check One):

☒ Form 10-K  ☐  Form 20-F  ☐  Form 11-K    ☐  Form 10-Q  ☐  Form N-SAR

For Period Ended: December 31, 2007

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I - REGISTRATION INFORMATION

AMERICA WEST RESOURCES, INC.

(Formerly known as Reddi Brake Supply Corporation)

57 West 200 South, Suite 400, Salt Lake City, Utah 84101

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)     ☒

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Due to the additional accounting issues associated with the bankruptcy of the Company’s wholly-owned subsidiary, Hidden Splendor Resources, Inc., the Company was unable to complete and obtain required financials and other information without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alexander H. Walker III - (801)521-3292

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed If answer is no, identify report(s).

☒  Yes     ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons way a reasonable estimate of the results cannot be made.

We anticipate that the results of operations will change significantly from the previous fiscal year due to the acquisition by the Company of the operations of Hidden Splendor Resources, Inc.  The Company’s activities significantly increased as a result of that acquisition.  We are not making estimates of results herein because appropriate information upon which to make such estimates is not available as of the time of this filing.

Amercia West Resources, Inc. (formerly Reddi Brake Supply Corporation) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ Alexander H. Walker III
President/CEO

2